

August 30, 2010

John A. Williams
President and Chief Executive Officer
Preferred Apartment Communities, Inc.
3625 Cumberland Boulevard, Suite 400
Atlanta, GA 30339

> **Re: Preferred Apartment Communities, Inc.**
> **Registration Statement on Form S-11**
> **Filed July 30, 2010**
> **File No. 333-168407**

Dear Mr. Williams:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   It appears that you are attempting to register two separate transactions on a single registration statement. Please tell us why you have not filed a separate registration statement for each transaction.

2.   We note that Williams Opportunity Fund, LLC has agreed to purchase shares in a private placement concurrent with the public offering. Please provide us with a detailed analysis as to why the concurrent private placement should not be integrated with your public offering. Please see Securities Act Release No. 8828 (Aug. 10, 2007), located at http://www.sec.gov/rules/proposed/2007/33-8828fr.pdf.

3.   Please provide us with an analysis of why you believe it is appropriate to register the distribution of shares by Williams Opportunity Fund, LLC to its investors before the fund

purchases the shares to be distributed. In addition, please provide an analysis of why the distribution by Williams Opportunity Fund should be viewed as a continuous rather than a delayed offering.

4.   We note that Williams Opportunity Fund is participating in a distribution of your shares to its investors. Please revise the prospectus relating to this offering to identify Williams Opportunity Fund as an underwriter and remove references to WOF as a selling shareholder.

5.   Please provide us with highlighted copies of any study, report or survey that you cite or on which you rely. We note your reference to information processed by Axiometrics, Inc. Confirm that the industry reports, studies or surveys that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing this data as exhibits to the registration statement.

6.   We note your analysis beginning on page 13 regarding why you believe your planned investment activities will permit you and your subsidiaries to maintain an exemption from registration under the Investment Company Act of 1940. We have referred this disclosure to the Division of Investment Management for review.

Prospectus Cover Page

7.   Please ensure that your cover page does not exceed one page in length as required by Item 501(b) of Regulation S-K.

Prospectus Summary

8.   Disclosure under the headings "Market Opportunity" and "Our Investment Strategy" contains detailed information that is not appropriate for the prospectus summary. We also note that you have included identical disclosure in your Business section. Please revise to provide a concise summary of key information regarding your business and your strategy, similar to the limited discussion under "Our Competitive Strengths" on page 4. Provide the more detailed disclosure in the body of your prospectus.

Our Target Assets

Acquisition Markets Map, page 7

9.   If you choose to retain this disclosure in your summary, please revise the introductory paragraph to clearly state that you do not currently own properties in any of these market, you have not identified any properties for purchase in these markets, and you may purchase properties in markets other than the ones shown on the map. Provide similar clarification with the disclosure under the same heading on page 70.

Summary Risk Factors, page 8

10.   It appears that the summary risk factors were inadvertently omitted from your filing. Please include a summary of the most significant risks in your next amendment. Refer to Item 3(b) of Form S-11.

Management Agreement, page 9

11.   Please revise the fee table to show the Acquisition Fee as a line item separate from Expenses. For the Acquisition Fee, please include the estimated amount assuming that all of your net offering proceeds will be used to purchase properties. In addition, provide an estimated Acquisition Fee assuming that you purchase properties using the maximum amount of leverage that you are permitted to use. Provide similar disclosure in the fee table beginning on page 86.

12.   Please expand the table to include a line item for organizational and offering expenses. We note disclosure on page 85 indicating that you may reimburse your manager for these costs in an amount up to 2% of gross offering proceeds. Provide an estimate of the reimbursement amount that is based on your estimated offering amount. Provide similar disclosure in the fee table beginning on page 86.

13.   *Property Management and Leasing Fee.* We note that your manager may subcontract its responsibilities to third parties and pay all or a portion of its property management fee to those third parties. Please revise to clarify whether the manager would be responsible for all fees charged by third party subcontractors or if you may be responsible for a portion of such fees.

14.   We note the disclosure in the third bullet point on page 94 indicating that your conflicts committee may restrict your ability to reimburse your manager for expenses incurred in connection with joint ventures. Revise the table or the narrative under this heading to clarify whether the expense line items in the table include expenses incurred by the manager on behalf of joint ventures in which you are a joint venture partner.

15.   *Management Promote Fee.* We note footnote (5) to your organizational chart on page 9, which indicates that NELL Partners, LLC is entitled to a percentage of the promote fee through its controlling interest in your manager. Please revise to clarify whether the percentage identified here includes amounts owed to NELL Partners.

The Offerings

Distribution Policy, page 16

16.   Refer to the carry-over paragraph at the top of page 17, which states that you may pay
        dividends prior to the time that you have fully used the net proceeds from the offerings to
        acquire your target assets. Please revise to describe all potential sources of funds for
        distribution payments in the event you have not acquired properties or the cash generated
        from operations is not sufficient to fully fund your distribution payments. We note
        similar disclosure on page 53.

Our Corporate Information, page 17

17.   We note your reference to the website, www.preferredapartment.com. Please tell us why
        the website includes general information about your apartment communities when you
        have not yet acquired any properties.

Risk Factors

Investment Risks

If we sell substantially less than all shares we are offering…, page 18

18.   The risk related to costs incurred in complying with internal control over financial
        reporting guidelines is a generic risk applicable to any public company. Please revise this
        risk factor so that it speaks to a discrete risk or consider removing it. In addition, please
        clarify how you could sell less than the maximum number of shares you are offering,
        considering that this appears to be a firm commitment underwriting.

Risks Related to Conflicts of Interest

Our manager, executive officers and their affiliates…, page 24

19.   The risk associated with the your manager having conflicts between its duties to you and
        other affiliates appears to be a related, but separate risk than the amount of time your
        manager is required to devote to your business. Similarly, risks arising as a result of the
        substantial fees your manager collects appear distinct from general conflicts as a result of
        your manager's other obligations. Please revise to discuss each of these risks under a
        separate subheading.

General Risks Related to Investments in Real Estate

Our investments in real estate-related investments will be subject to risks…, page 27

20.   Refer to the bulleted list under this risk factor. To the extent these risks have not been discussed elsewhere, please break out these risks into separate risk factors, each with its own subheading, and specifically discuss the risk to your business posed by each factor.

Risks Associated with Debt Financing and Investments

If mortgage debt is unavailable at reasonable rates…, page 35

21.   Please revise to describe these risks in greater detail. Clarify the risk to investors if you are not able to finance the purchase of properties or refinance existing debt. Also, explain specifically how these events could reduce your cash flow.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 56

22.   Please revise to discuss how long you expect it to take to invest offering proceeds in a portfolio of multi-family units and mortgages.

Liquidity and Capital Resources, page 58

23.   We note that you intend to utilize leverage in making your investments. Please expand your disclosure to discuss the impact on your investment objectives if you are unable to secure financing on reasonable terms.

Dividends, page 59

24.   We note that you do not intend to use offering proceeds to make distributions to your stockholders. Please revise to clarify whether there are any restrictions in your charter or otherwise that would prevent you from using the proceeds of this offering to pay distributions.

Prior Performance Summary

Prior Performance of Affiliates of Our Sponsor, page 61

25.   Please revise to clarify Mr. Williams' respective role with each of Williams Realty Fund I, Williams Opportunity Fund and Williams Multifamily Acquisition Fund.

26.   Please provide us with an analysis of why you believe each of the development funds
       should be considered a "program" within the meaning of Industry Guide 5.

Development Funds, page 61

27.   Please revise to disclose that none of the three development funds has ever paid
       distributions from cash generated by operations, but instead all distributions have been
       paid from sales and refinancing of properties. Also, disclose that the Williams
       Multifamily Acquisition Fund, which has an investment objective similar to yours, has
       never paid distributions to its investors. These appear to be adverse business
       developments that should be described pursuant to Item 8.A.2 of Industry Guide 5.

Williams Realty Fund I, page 61

28.   We note the disclosure regarding yield at the end of the first paragraph on page 62.
       Please revise to briefly explain how you calculated yield for this and the other
       development funds.

29.   Refer to the discussion of loan work-outs in the third paragraph on page 62. Please revise
       to clarify the number of loans and the and percentage of Fund I's total indebtedness that
       is currently in default or otherwise subject to work-outs with the lender. Also, please
       clarify the number of properties that currently are generating cash flow that is insufficient
       to service the debt.

Business

Our Company, page 64

30.   We note that you were organized on September 18, 2009. Please revise to identify all
       promoters, including your sponsor and, if applicable, Preferred Apartment Advisors,
       LLC. Refer to Item 11(d) of Form S-11.

31.   Refer to the third paragraph under this heading. Please revise to briefly describe how you
       will benefit from Mr. Williams' current organization and platform, including whether you
       intend to contract with any of these firms to provide services to your business.

Our Investment Strategy, page 67

32.   Refer to the first paragraph under this heading. Please provide us with independent, third
       party support for your statement that apartment values are "well below" previous market
       highs. In addition, please revise the second full paragraph on page 68 to clarify the
       meaning of the phrase "attractive risk-return profiles" as it applies to your target asset
       opportunities.

33. Refer to the second bullet point on page 68. Please revise to clarify, if true, that MSA refers to metropolitan statistical areas. Refer to Rule 421(b) of Regulation C.

34. Refer to the description of "Value Add Assets" and "Opportunistic Assets" on page 69. Please revise to briefly explain what you classify as "exurban" markets. Also, clarify the distinction between "modest" and "serious" physical or operational deficiencies so that investors can appreciate the distinctions between your asset classes. Describe functional obsolescence in greater detail and discuss how your property evaluations will help you avoid the acquisition of such properties.

35. We note disclosure from the Risk Factors section on page 22 that your board has significant latitude in setting and altering your planned investment strategy without stockholder vote. Please revise the disclosure under this heading to discuss the board's authority as well as its process for making such changes.   Please also explain whether your board is obligated to notify investors of any such changes and, if so, explain how you plan to disclose such changes to your investors. See Item 10.B. of Industry Guide 5.

36. Refer to the second bullet point at the top of page 68. Please revise to explain how you will "leverage" the availability of Freddie Mac and Fannie Mae financing. In addition, please clarify why you believe this financing may be readily available to you. We note disclosure in the Risk Factors section on page 20 regarding the impact that current economic conditions could potentially have on your ability to both identify lending sources and obtain financing for acquisitions on reasonable terms. Also, we note that a similar bullet point on page 5 in your prospectus summary refers to "favorable" financing available from Freddie Mac and Fannie Mae. If you choose to retain the summary disclosure, please clarify what you mean by "favorable."

37. Please revise this section to describe how investments in real estate related debt fits into your overall investment strategy. Also, describe in more detail the specific types of debt you may invest in, including your underwriting standards for debt. Disclose any established credit quality parameters with respect to loans in which you may invest.

Our Target Assets, page 70

38. Please revise to explain how you determined the market descriptions used on the map. Provide us with independent, third-party support for your determinations.

Our Management

Our Directors and Executive Officers, page 75

39. Please revise each of your director narratives to include the specific dates and positions for each such person's prior business experience during the last five years. Refer to Item 401(e)(1) of Regulation S-K.

40.   We note your disclosure that your directors serve as your fiduciaries. Please briefly
        describe the fiduciary obligations, if any, of the officers who are employees of your
        manager. Refer to Item 6 of Industry Guide 5.

Compensation of Officers, page 80

41.   We note that your officers will not receive any cash compensation *from you* for their
        services as your officers. Please revise to disclose all compensation paid to your officers
        by any person for services rendered to you. Refer to Item 402(a)(2) of Regulation S-K.
        In addition, we note disclosure in the fifth paragraph on page 85 indicating that you may
        reimburse your manager for personnel costs.

Our Management and Management Agreement

Management Agreement, page 84

42.   *Term of the Management Agreement (page 85).* We note that the management agreement
        will renew automatically for one-year terms beginning on the third anniversary of the
        closing of this offering. Please revise to clarify whether you have the right not to renew
        the contract at the expiration of a one-year renewal term. If so, please describe any
        separate notice procedures associated with non-renewal and the fees that you would be
        obligated to pay to the manager upon non-renewal. We note your discussion of
        termination; however, it is not clear whether you can elect to have the agreement expire
        at the end of the term.

Management Compensation, page 86

43.   Please revise to briefly describe the services that your manager will provide for each
        category of fees received. Clarify how each category of services is distinct from the
        others.

Principal Stockholders and Selling Stockholders, page 90

44.   Please revise the section heading to remove the reference to selling stockholders. It does
        not appear that you are registering any shares for resale and the tables included under this
        heading do not appear to reflect the sale of any shares in the offering.

Certain Relationships and Related Transactions

Conflicts of Interest

Interests in Other Real Estate Programs, page 91

45.   Please revise your disclosure to indicate the number of entities currently owned or managed by your sponsor, manager, officers, directors, or any of their affiliates that are in direct competition with you.

Other Activities of Preferred Apartment Advisors, LLC and Its Affiliates, page 92

46.   Please revise your disclosure to provide an approximation of the amount of time your manager and your executive officers will devote to your business.

Description of Securities

Class A and Class B Common Stock, page 97

47.   We note your statement that your common stock, when issued pursuant to the private placement and public offering, will be "fully paid and non-assessable." This statement is a legal conclusion that you are not qualified to make. Please revise to disclose that this statement is based on the opinion of counsel and name counsel or remove the statement from your disclosure.

Appendix A – Prior Performance Tables

Table I – Experience in Raising and Investing Funds, A-2

48.   Refer to the line item "Percentage amount raised." The percentage amount shown in Table 1 should always be 100%, so that offering expenses can be reflected as a percentage of the total amount raised in the offering. It is not appropriate to show the percentage amount raised as greater than 100%. Also, please revise the table to express all other amounts as percentages of the amount raised. You may retain the dollar amounts in the table if you also include the percentages.

49.   Please explain to us the line items titled "Dollar amount funded" and "Percentage amount funded." Tell us why you believe these additional items, which do not appear in Industry Guide 5, are appropriate for your prior programs. Also, revise footnotes (4) and (5) to the table to clarify the terms "amount funded" and "capital called."

Table III – Operating Results of Prior Program Properties, page A-6

50.   Refer to the results for Williams Realty Fund I on page A-6. Please tell us why the
        amount of cash distributions to investors from sales and refinancing exceeded the amount
        of cash generated from sales and refinancing in 2008. Alternatively, please revise the
        table to reflect the accurate amounts.

Part II – Information Not Required in Prospectus

Item 36. Financial Statements and Exhibits, page II-3

51.   Please submit all exhibits as promptly as possible. We will review the exhibits prior to
        granting effectiveness of the registration statement, and we may have further comments
        after our review. If you are not in a position to file your legal and tax opinions with the
        next amendment, please provide draft copies for us to review.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility for
        the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a
        defense in any proceeding initiated by the Commission or any person under the federal
        securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow

adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840.   Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Peter M. Fass, Esq.
        James P. Gerkis, Esq.
        Proskauer Rose LLP *(via facsimile)*